Exhibit 6.10

SCHEDULE OF WORK NO. 3

With the contractual termination of Schedule of Work No. 2 as of December 28, 2018, Carolina Complete Health Network, Inc. (“CCHN”) and Biologue, Inc. (“Biologue” or “Consultant”) wish to enter into this Schedule of Work No. 3 (“SOW #3”) under the Master Services Agreement (“Agreement”) by and between CCHN and Biologue.

SOW #3 shall be effective as of January 3, 2019 (“SOW #3 Effective Date”).

1.	Scope of Work: Consultant furnishes the services of Jeffrey W. Runge, MD, a North Carolina physician executive and NCMS Member (“Runge”), to carry out certain duties necessary for CCHN to inform, educate and assist, as deemed appropriate, each recruited provider that participates in CCHN’s Medicaid healthcare provider network of their eligibility to purchase equity in CCHN in accordance with CCHN’s regulated share offering, including any amendments made during the term of the contract. Consultant will not be responsible for the procedures necessary for such equity purchase but will be supported by the CCHN infrastructure. In addition, Runge will pursue other assignments agreed upon by both parties.

2.	Consultant’s commitment of Runge’s time and availability; Runge’s responsibilities:

a.	Runge will be compensated for no more than sixty (60) billable work hours per calendar month without written notice from CCHN.

b.	Runge and CCHN’s executive team will meet ten (10) business days prior to the beginning of each calendar month to agree on the activities and outcomes anticipated to be delivered in the following calendar month.

c.	Runge will:

i.	Serve as CCHN’s CEO at the will of the Board of Directors

ii.	Serve as an advisor to the CCHN executive team;

iii.	Serve on the CCHN Board of Directors for a mutually agreed term;

iv.	Conduct meetings and other outreach activities with hospital systems, large group providers and other targeted entities to inform and educate their eligible physicians, physician assistants, and nurse practitioners, with regard to the value of purchasing equity in CCHN.

3.	Consultant Fee Rate and Expenses: The Fee Rate will be billable-hour based, and it will be $250/billable hour. In addition, CCHN shall reimburse Runge for all reasonable out of pocket expenses with appropriate documentation. Any expense item greater than $250 shall receive prior approval of the CCHN’s Chief Operating Officer.

4.	Payment Terms – Consultant and CCHN agree Consultant may bill hours incurred by Runge on a monthly basis, and payment from CCHN shall be due and payable within thirty (30) business days following the receipt and approval of Consultant’s monthly invoice.

5.	Term: January 2, 2019 through December 20, 2019.

6.	Terminable in accordance with the Agreement.

All of the terms, covenants and conditions set forth in the Agreement are incorporated herein by reference as if the same had been set forth herein in full.

This SOW #3 is executed as of 6 December, 2018 and is effective as of the SOW #3 Effective Date.

Biologue, Inc.		Carolina Complete Health Network, Inc.

By:	/s/ Jeffrey W. Runge	By:	/s/ Stephen W. Keene
	Jeffrey W. Runge, MD,		Stephen W. Keene
	CEO, Biologue, Inc.		Secretary- Treasurer, CCHN